CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com
March 26, 2015
VIA EDGAR

David Joire, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Exemptive Application for Capital Southwest Corporation, et. al. File No. 812-14394

Dear Mr. Joire:

On behalf of Capital Southwest Corporation, Capital Southwest Venture Corporation, Capital Southwest Management Corporation and CSWC Newco Corp. (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-14394) (the “Application”) filed by the Applicants on December 2, 2014. The Application requested exemptive relief under Sections 57(a)(2) and 57(a)(4) of the Investment Company Act of 1940, as amended. Applicants have chosen not to seek this exemptive relief at this time.

If you have any questions, please call me at (202) 383-0218 or Terri G. Jordan at (202) 383-0976. Thank you for your attention to this matter.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	James M. Curtis, Branch Chief Joseph B. Armes, Capital Southwest Corporation